November 23, 2022 Via Edgar Transmission Mr. Tom Jones Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd. (The “Company”) Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted November 7, 2022 CIK No. 0001897532

Dear Mr. Jones:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 21, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 6 to Draft Registration Statement on Form F-1 submitted November 7, 2022

Enforceability of Civil Liabilities, page 5

1.

We note your response to prior comment 5. If you did not consult counsel regarding the disclosure on pages 6 and 7 and the disclosure on page 125 about Hong Kong, then discuss why you did not consult counsel.

Response: We respectfully advise the Staff that we have updated the disclosures on pages 6 and 125 to clarify that we have been advised by Loeb & Loeb LLP.

Exhibits

2.

We note your response to prior comment 4. Please file as an exhibit the consent of Loeb & Loeb LLP.

Response: We respectfully advise the Staff that we have updated the exhibit index to include the consent of Loeb & Loeb LLP.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com